Exhibit 99.1

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WARRANT PLAN 2016 (B)

ON SHARES

GALAPAGOS NV

GENERAL RULES

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Table of Contents

1	Basis and Purpose			3

2	Definitions			3

3	Warrants			4

	3.1	General		4

	3.2	Number per Beneficiary		4

	3.3	Transfer restrictions		4

	3.4	Exercise Price		5

	3.5	Administration of the Warrant Plan		5

4	Beneficiaries of the Plan			5

5	Acceptance or Refusal of the Offer			5

6	Exercise and Payment Conditions			6

	6.1	Exercise Term		6

	6.2	Vesting of Warrants		6

	6.3	Exercise Period		6

	6.4	Conditions of Exercise		6

	6.5	Exercise of the Warrants in accordance with the Belgian Companies Code		7

	6.6	Change in Control of the Company		7

7	Issuance of New Shares			7

8	Cessation of the Employment or Service Relationship or of the Director’s Mandate			8

	8.1	Good Leaver Situation		8

	8.2	Bad Leaver Situation		8

		8.2.1	After the end of the third calendar year	8

		8.2.2	Before the end of the third calendar year	8

	8.3	Change of employment		8

	8.4	Deviations		8

9	Amendments and Modifications			8

10	Dispute Resolution			9

11	Final Provisions			9

	11.1	Additional Information		9

	11.2	Taxes and Social Security Treatment		9

	11.3	Costs		9

	11.4	Relation to employment, consultancy or management agreement or director’s mandate		10

	11.5	Shareholders’ Meetings		10

	11.6	Communication with Warrant Holders		10

	11.7	Address Change		10

	11.8	Reoffer or Resale of Shares Received under the Plan		10

	11.9	Liens		10

	11.10	U.S. Federal Tax Consequences for Participating in the Plan		10

Galapagos NV | Warrant Plan 2016 (B)	Page 2 of 11

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1	Basis and Purpose

The Board of Directors of Galapagos NV (hereinafter referred to as the “Company”) has approved the present Warrant Plan 2016 (B) by resolution of 20 January 2017 (and by notarial deed of 20 January 2017).

With the Plan set forth hereafter the Company wants to inform the relevant Beneficiary (see infra sub 2 (“Definitions: Beneficiary”) and sub 4 (“Beneficiary of the Plan”)) of the conditions under which the Company is willing to offer Warrants. The Company thus wants to acknowledge the efforts to be made by the Beneficiary to help to develop the Company to a successful enterprise.

2	Definitions

In this Plan the words and terms mentioned hereunder have the meanings given below:

Bad Leaver Situation: the effective date on which one of the following situations occurs:

(i)	the unilateral termination by the Warrant Holder of his employment agreement, consultancy agreement or director’s mandate with the Company or a Subsidiary, or

(ii)	the termination by the relevant Company or Subsidiary of the employment agreement, consultancy agreement or director’s mandate of the Warrant Holder for breach by the Warrant Holder in the performance of the relevant agreement or the exercise of the relevant mandate;

Beneficiary: Mr. Walid Abi-Saab (Chief Medical Officer, Galapagos group);

Board of Directors: the board of directors of the Company;

Company: the limited liability company Galapagos, having its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium;

Consultant: a natural person who provides services to the Company or a Subsidiary on a contractual basis, other than pursuant to an employment agreement (irrespective of whether the contract was entered into directly with the relevant natural person or with a legal entity who has entrusted the performance of the services to such natural person);

Control: the power, de jure or de facto, to have a decisive influence on the appointment of the majority of the Directors or on the orientation of the management, as set forth in article 5 et seq. of the Belgian Companies Code. The terms “to Control” and “Controlled by” shall be construed accordingly;

Deed of Issuance: the notarial deed enacting (i) the acceptance or refusal of the Warrants and (ii) the unconditional issuance of the Warrants;

Director: a natural person or legal entity who at any moment during the existence of the Company exercises a director’s mandate in the Company to which they were appointed by either the Shareholders’ Meeting or the Board of Directors by way of cooptation;

Employee: each employee of the Company or a Subsidiary;

Exercise Period: a period of two weeks within the Exercise Term, to be determined by the Board of Directors, during which Warrants can be Exercised;

Exercise Price: the pre-determined price at which a New Share can be acquired when Exercising a Warrant, during one of the Exercise Periods within the Exercise Term;

Exercise Term: the term during which the Warrant Holder can exercise his Warrants to acquire Shares of the Company, taking into account the specific Exercise Periods and the specific exercise conditions as set forth in chapter 6 of this Plan;

Exercise: to make use of the right attached to the Warrants that were acquired by accepting the Offer, to acquire New Shares at the Exercise Price;

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Good Leaver Situation: the effective date of the cessation, in other circumstances than those listed in the definition of Bad Leaver Situation, of the employment agreement, consultancy agreement or director’s mandate of the relevant Warrant Holder with either the Company or a Subsidiary (including the relevant employing entity ceasing to be a Subsidiary of the Company), with the exception of a cessation accompanied by a simultaneous (other) employment or appointment of the relevant Warrant Holder (or a company Controlled by the Warrant Holder) as a Consultant, Employee or Director of the Company or a Subsidiary;

Grant: the moment on which the Beneficiary accepts the Warrants offered. For the purposes of this Plan (including for Belgian fiscal reasons), the Grant shall be deemed to take place on the sixtieth day following the date of the Offer if the Offer is accepted within sixty days after the date of the Offer;

New Shares: the Shares to be issued pursuant to the exercise of the Warrants under this Plan;

Notice of Acceptance: the form that the Beneficiary receives at the moment of the Offer and that the Beneficiary needs to return, duly executed, to the Company for the acceptance of the Offer;

Offer: the written and dated notification to the Beneficiary of the Plan as to the opportunity for them to acquire Warrants in accordance with the provisions of this Plan;

Personal Representative(s): the heir(s) of the Warrant Holder upon the latter’s decease;

Plan: the present Warrant Plan 2016 (B) approved by the Board of Directors, as amended from time to time by the Board of Directors in accordance with the provisions of this Plan;

Shares: the shares of the Company;

Subsidiary: a company under the Control of the Company, as further set forth in article 6 of the Belgian Companies Code;

Warrant Agreement: the agreement that may be entered into between the Warrant Holder and the Company;

Warrant: the right to subscribe, within the framework of this Plan, to one New Share within the Exercise Term and the Exercise Period and at the Exercise Price;

Warrant Holder: the Beneficiary that has accepted the Offer and who owns one or more Warrants in accordance with this Plan.

Words and terms denoting the plural shall include the singular and vice versa.

3	Warrants

3.1	General

The number of Warrants issued in the framework of this Plan is maximum 150,000. These Warrants will be designated as “Warrants 2016 (B)”.

The Warrants are granted by the Company to the Beneficiary for free.

Each Warrant entitles the Beneficiary to subscribe to one New Share in accordance with the terms and conditions of the Plan.

3.2	Number per Beneficiary

The number of Warrants to be offered to the Beneficiary is determined by the Board of Directors and amounts to 150,000 Warrants.

3.3	Transfer restrictions

The Warrants received are registered in the name of the Warrant Holder and cannot be transferred inter vivos once granted to the Beneficiary.

The Warrants cannot be encumbered by any pledge or in any other manner.

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Warrants that, in contravention with the foregoing, are transferred or encumbered shall automatically become null and void.

3.4	Exercise Price

The Exercise Price per Warrant will be determined by or on behalf of the Board of Directors at the moment of the Offer.

The Exercise Price will, at the election of the Board of Directors, at least amount to (a) the closing price of the Share of the Company on Euronext Brussels and Amsterdam on the last trading day preceding the date of the Offer, or (b) the average of the price of the Share of the Company on Euronext Brussels and Amsterdam during the last thirty (30) days preceding the date of the Offer. In no event will the Exercise Price be lower than the accounting par value (rounded up to the higher eurocent) of the Shares at the date of the issuance of the Warrants.

Upon Exercise and subsequent capital increase, the Exercise Price must be booked as capital for an amount equal to the accounting par value of the Shares at the moment of the establishment of the capital increase resulting from the Exercise. The part of the Exercise Price that exceeds the accounting par value must be booked as an issuance premium.

In deviation of article 501 of the Belgian Companies Code and without prejudice to the exceptions provided by law, the Company, represented by the Board of Directors, expressly reserves the right to take any possible decisions and to carry out any possible transactions which may have an impact on its capital, on the distribution of the profit or on the liquidation surpluses or that may otherwise affect the rights of the Warrant Holder (with the exception of those causing an increase of the accounting par value of the existing Shares (in order not to conflict with article 582 of the Belgian Companies Code)), even in the event that these decisions might cause a reduction of the benefits offered to the Warrant Holder, unless the only purpose of these decisions and transactions would be such reduction of benefits.

Should the rights of the Warrant Holder be affected by such a decision or transaction, the Warrant Holder shall not be entitled to a modification of the Exercise Price, a modification of the exercise conditions or any other form of (financial or other) compensation. The Company, represented by the Board of Directors, may, in its sole discretion, make modifications to (i) the number of Shares that relates to one Warrant and/or (ii) the Exercise Price. As soon as reasonably practicable, the Board of Directors shall give notice in writing of such modification to the Warrant Holder.

In case of a merger, demerger or stock-split of the Company, the rights of the outstanding Warrants and/or the Exercise Price of the Warrants shall be adjusted in accordance with the conversion ratio applicable at the occasion of the merger, demerger or the stock-split to the other shareholders.

3.5	Administration of the Warrant Plan

The Company is responsible for the management and the administration of the Plan and ensures that all questions of the Beneficiary or Warrant Holder are answered accurately and rapidly.

4	Beneficiary of the Plan

The Beneficiary is the individual as indicated in section 2 (“Definitions - Beneficiary”), who will, at the time of the issuance of the Warrants, be an Employee of the Company’s Dutch Subsidiary, Galapagos B.V.

5	Acceptance or Refusal of the Offer

The Beneficiary has the possibility to accept the individual Offer in whole, in part or not at all. The Beneficiary shall receive a Notice of Acceptance form wherein the Beneficiary mentions his decision regarding the Offer: (full or partial) Acceptance or Refusal. Acceptance of the Offer has to be formally established by ticking the relevant paragraph in the Notice of Acceptance.

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The Notice of Acceptance needs to be returned prior to the ultimate date of response as set forth in the Notice of Acceptance, duly completed and signed, to the address mentioned in the Notice of Acceptance. Such ultimate date of response cannot be later than 120 calendar days after the date of the Offer.

In case the Beneficiary has not accepted the Offer in writing prior to the date mentioned in the Notice of Acceptance, he shall be deemed to have refused the Offer.

For the purposes of this Plan (including for Belgian fiscal reasons), the grant of the Warrants shall be deemed to take place on the sixtieth day following the date of the Offer if the Offer is accepted within sixty days after the date of the Offer.

The Warrants are registered in the name of the Beneficiary. In case of acceptance, the Beneficiary will be recorded as a Warrant Holder in the register of warrant holders of the Company. This register is kept at the registered office of the Company, mentioning the identity of the warrant holders and previous warrant holders and the number of warrants held by them. The Warrant Holder will receive a confirmation of the number of Warrants he has accepted.

The Nomination and Remuneration Committee may decide to replace or complete the Notice of Acceptance by or with a written Warrant Agreement to be signed by the Warrant Holder and the Company and which shall contain the conditions determined by the Nomination and Remuneration Committee, in accordance with this Plan.

The Beneficiary who has accepted the Offer will receive the Warrants as soon as these have been issued by the Deed of Issuance.

6	Exercise and Payment Conditions

6.1	Exercise Term

The Exercise Term is eight (8) years, starting from the date of the Offer.

6.2	Vesting of Warrants

Except to the extent expressly stated otherwise in this Plan or decided otherwise by the Board of Directors in accordance with section 8.4, all granted Warrants will fully vest on the third anniversary of the Deed of Issuance.

6.3	Exercise Period

Warrants may not be exercised until the third anniversary of the Deed of Issuance.

As of the third anniversary of the Deed of Issuance, all vested Warrants may be exercised, during an Exercise Period.

The Board of Directors will establish at least one Exercise Period of two weeks per semester. It is the responsibility of the Beneficiary to timely seek information from the Company relating to the establishment of Exercise Periods.

The Board of Directors may decide, in accordance with the applicable rules relating to abuse of insider information, to establish closed periods during which the Warrants cannot be exercised.

6.4	Conditions of Exercise

Individual Warrants can only be exercised as a whole.

In order to exercise a Warrant, the Warrant Holder needs to submit an appropriate declaration to that effect (the exercise form) to the Board of Directors or to an authorized person designated by the Board of Directors, and to pay the Exercise Price into a bank account designated by the Company and opened in the name of the Company.

Galapagos NV | Warrant Plan 2016 (B)	Page 6 of 11

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On the exercise form, the Warrant Holder needs to mention the number of Warrants he desires to exercise.

In case the bank account is not or not sufficiently credited prior to the end of the Exercise Period, the Warrants will be deemed not to be exercised. The Company will inform the Warrant Holder thereof and will reimburse the amount that was deposited too late or was insufficient as soon as possible within the limits set by law. The Warrants will consequently not be lost and remain exercisable at a later stage insofar as the Exercise Term has not expired.

6.5	Exercise of the Warrants in accordance with the Belgian Companies Code

In case a Warrant, that is not exercisable or cannot be exercised in accordance with the issuance conditions (as specified in the Plan), becomes prematurely exercisable pursuant to article 501 of the Belgian Companies Code and is thus also prematurely exercised pursuant to article 501 of the Belgian Companies Code, the New Shares that the Warrant Holder receives as a result of such Exercise will not be transferable, except with the explicit prior consent of the Board of Directors, until such time as the Warrant would have become exercisable in accordance with the Plan.

6.6	Change in Control of the Company

Notwithstanding anything to the contrary in this Plan, in the event of a change in Control of the Company, all Warrants that are still outstanding under this Plan at such time shall, in principle, immediately vest (to the extent they had not all vested yet) and become immediately exercisable during an Exercise Period determined by the Board of Directors, provided, however, that in compliance with applicable (tax) laws the Board of Directors is authorized to establish certain conditions for such vesting and/or exercising that will be applicable the Warrant Holder, and provided further that, in the event a public takeover bid is made on the securities of the Company, the Warrants shall immediately become fully vested and exercisable as from the date of the announcement of such public takeover bid by the FSMA. In such case, the Board of Directors shall establish an Exercise Period as soon as practicable following the announcement of such public takeover bid.

7	Issuance of New Shares

The Company shall only be obliged to issue New Shares pursuant to the Exercise of Warrants if all exercise conditions set forth in chapter 6 have been complied with.

As soon as these exercise conditions are complied with, the New Shares will be issued, taking into account the time needed to fulfill the required administrative formalities. The Board of Directors shall to this effect timely, at a date to be determined by the Board of Directors and at least once per semester, have the capital increase established by notary deed.

New Shares participate in the profit of the financial year of the Company that started on the first of January of the year in which the relevant New Shares have been issued.

In view of a rapid delivery of the Shares resulting from the exercise of Warrants, the Company may propose to the Warrant Holder who has complied with the exercise conditions to receive existing Shares awaiting the issuance of New Shares by notary deed. In such case the Warrant Holder will receive an advance of existing Shares subject to the condition that he signs an authorization by which the New Shares will, upon issuance, immediately and directly be delivered to the Company or to any other party who advanced the existing Shares.

The Board of Directors has granted power of attorney to any two (2) members of the Board of Directors acting jointly, as well as to the managing Director acting individually, with possibility of sub-delegation and the power of subrogation, to take care of the establishment by notary deed of the acceptance of the Warrants offered, the exercise of the Warrants, the issuance of the corresponding number of New Shares, the payment of the exercise price in cash, the corresponding realization of the capital increase, the allocation to the unavailable account “issuance premiums” of the difference between the subscription price for the Shares and the accounting par value, to bring the Articles of Association in

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accordance with the new situation of the registered capital, to sign and deliver the relevant Euroclear and bank documentation, and to sign and deliver all necessary documents in connection with the delivery of the Shares (acquired as a result of the exercise of the Warrants) to the Beneficiary.

The Company will take the necessary actions to have the New Shares listed for trading on a regulated market as soon as they have been issued. The Company has not issued VVPR strips and has no intention to do so in the future.

8	Cessation of the Employment or Service Relationship or of the Director’s Mandate

8.1	Good Leaver Situation

If a Good Leaver Situation arises with respect to a Warrant Holder, the Warrants of said Warrant Holder shall continue to vest (if unvested) and, if and when vested, the Exercise Term of the non-exercised Warrants shall remain unchanged and the Warrant Holder will have the time to exercise his non-exercised Warrants during each Exercise Period within the Exercise Term.

If the Good Leaver Situation is caused by the decease of the relevant Warrant Holder, all Warrants held by such Warrant Holder shall pass to his Personal Representative(s) and, upon vesting of the Warrants, the Personal Representative(s) will be able to exercise the non-exercised Warrants during each Exercise Period within the Exercise Term.

8.2	Bad Leaver Situation

8.2.1	After the third anniversary of the Issuance Deed

In case a Bad Leaver Situation occurs after the third anniversary of the Issuance Deed, the relevant Warrant Holder will have time to exercise, during an Exercise Period, his non-exercised Warrants until six months after the date of the Bad Leaver Situation. All his remaining non-exercised Warrants shall become null and void upon the expiry of such six-month period.

8.2.2	Before the third anniversary of the Issuance Deed

In case the Bad Leaver Situation occurs before the third anniversary of the Issuance Deed, all granted Warrants shall automatically become null and void.

8.3	Change of employment

8.3.1	In case of a cessation of the employment agreement or consultancy agreement of the relevant Warrant Holder accompanied by a simultaneous (other) employment or appointment of the Warrant Holder (or a company Controlled by the Warrant Holder) as a Consultant, Employee or Director of the Company or a Subsidiary, the Warrants of the Warrant Holder shall continue to vest as set forth in Section 6.2 (if unvested) and, if and when vested, the Exercise Term of the non-exercised Warrants shall remain unchanged and the Warrant Holder will have the time to exercise his non-exercised Warrants during each Exercise Period within the Exercise Term.

8.3.2	If, however, at any time following such change as described in section 8.3.1, a Bad Leaver Situation occurs with respect to such Warrant Holder, then the rules set forth in section 8.2 shall apply.

8.4	Deviations

The Board of Directors may at its discretion decide to deviate at any time from the provisions set forth in this chapter 8.

9	Amendments and Modifications

The Board of Directors is authorized to take appropriate measures to safeguard the interests of the Warrant Holder in case:

•	a fundamental change in the Control of the Company occurs;

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•	a fundamental change in the applicable laws or regulations occurs; or

•	a serious and exceptional circumstance jeopardizing the rights of the Beneficiary occurs.

In addition, the Board of Directors may amend the provisions of this Plan to the benefit of the Warrant Holder, to the extent that the contemplated amendments comply with all applicable laws.

This Plan may, if required by the circumstances, be amended by the Company. The Beneficiary shall be informed of such amendments and will be bound by them. The amendments may in no event affect the essential provisions of the Plan. The amendments may not harm the rights of the existing Warrant Holder under this Plan. In the event the rights of the existing Warrant Holder under this Plan would be harmed, the amendments may not be made without his agreement.

10	Dispute Resolution

All disputes relating to this Plan will be brought to the attention of the Board of Directors, who may propose an amicable settlement for a dispute, as the case may be. If required the dispute will be submitted to Courts and Tribunals competent for the judicial area of Antwerp, department of Mechelen (Belgium) whereby all parties involved shall make election of domicile at the seat of the Company. This Plan is governed by Belgian law.

The Plan is not subject to the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended, and is not a qualified plan under Section 401(a) of the U.S. Internal Revenue Code.

11	Final Provisions

11.1	Additional Information

The Company will provide the Beneficiary at his request with a copy of the articles of association of the Company and any amendments thereto.

11.2	Taxes and Social Security Treatment

The Company or a Subsidiary shall be entitled, in accordance with the applicable law or customs, to apply a withholding on the cash salary or the compensation for the month in which the taxable moment occurs or on the cash salary or the compensation of any other following month, and/or the Beneficiary shall be obliged to pay to the Company or a Subsidiary (if so required by the Company or by a Subsidiary) the amount of any tax and/or social security contributions due or payable because of the fact of the grant, the acceptance, the fact that Warrants become susceptible of being exercised or of the exercise of the Warrants, or due or payable in respect of the delivery of the New Shares.

The Company or a Subsidiary shall be entitled, in accordance with the applicable law or customs, to prepare the required reports, necessary as a result of grant of the Warrants, the fact that Warrants become susceptible of being exercised, or the delivery of the Shares.

11.3	Costs

Stamp duties, stock exchange taxes and similar charges and taxes levied at the occasion of the exercise of the Warrants and/or the delivery of the New Shares or existing Shares shall be borne by the Warrant Holder.

Costs relating to the issue of the Warrants or to the issue of New Shares shall be borne by the Company.

No fees or commissions will be charged by the Company in connection with the issuance of New Shares. All funds received or held by the Company under this Plan may be combined with other corporate funds and may be used for any corporate purpose.

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11.4	Relation to employment, consultancy or management agreement or director’s mandate

No person has a right to participate in this Plan and participation in this Plan does not give the Beneficiary a right to future grants of additional Warrants. The grant of Warrants under this Plan does not contain a promise of a continuous employment by the Company or its Subsidiaries.

Notwithstanding any provision of the Plan, the rights and obligations of any individual or entity as determined in the provisions of his director’s mandate, employment agreement or consultancy or management agreement concluded with the Company or a Subsidiary shall not be affected by his participation in the Plan or by any right that he may have to participate therein.

An individual to whom Warrants are granted in accordance with the Plan shall not be entitled to any damages or compensation as a result of the cessation of his mandate, employment agreement or consultancy or management agreement with the Company or a Subsidiary, based on any reason whatsoever, to the extent that these rights would arise or might arise based on the cessation of the rights he might have or the claims he could make concerning the exercise of Warrants pursuant to the Plan because of the cessation of such agreement or by reason of the loss or decrease in value of the rights or benefits.

11.5	Shareholders’ Meetings

The Warrant Holder has the right to participate in the Shareholders’ Meetings of the Company, but without voting right and only with an advisory voice, subject to complying with the formalities set forth in the convocation for the Shareholders’ Meeting.

11.6	Communication with the Warrant Holder

By accepting Warrants, the Warrant Holder agrees that documentation can be validly communicated by the Company by e-mail, including convocations for Shareholders’ Meetings and documentation pertaining to the exercise of Warrants.

11.7	Address Change

The Warrant Holder is obliged to keep the Company informed of changes to his address and changes to his e-mail address. Communications sent by the Company to the last known address or e-mail address of the Warrant Holder are validly made.

11.8	Reoffer or Resale of Shares Received under the Plan

The Beneficiary may sell the Shares subscribed for pursuant to the Exercise of Warrants in any manner permitted under Belgian law and applicable U.S. securities law, so long as the conditions associated with the holding of privileged information have been met.

The “insider information” provisions of the applicable securities laws and the Company’s insider trading policy impose further restrictions on resales by all individuals who know of material non-public information regarding the Company, whether or not the individual is a staff member, an officer or a director of the Company or any of its Subsidiaries.

11.9	Liens

No one can place a lien on any Warrant granted to the Beneficiary under the Plan.

11.10	U.S. Federal Tax Consequences for Participating in the Plan

The following discussion summarizes the current principal U.S. federal income tax consequences of certain transactions under the Plan if the Beneficiary is subject to U.S. taxes. It does not describe all U.S. federal tax consequences under the Plan, nor does it describe state or local tax consequences that may vary from jurisdiction to jurisdiction. The Beneficiary is advised to consult with a competent tax advisor for additional information about the Beneficiary’s particular circumstances.

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The Beneficiary will not have taxable income in the U.S. when the Beneficiary is granted a Warrant. When the Beneficiary Exercises a Warrant, the Beneficiary will have taxable ordinary income in the U.S. equal to the excess of the fair market value of the Shares received on the Exercise date over the price the Beneficiary paid for the Warrant. The Beneficiary’s tax basis for the Shares that the Beneficiary acquires when the Beneficiary Exercises a Warrant will be increased by the amount of such taxable income. The Company will be entitled to a federal income tax deduction in an amount equal to the ordinary income that the Beneficiary recognizes. When the Beneficiary sells the Shares that the Beneficiary acquired by Exercising Warrants, the Beneficiary will realize long-term or short-term capital gain or loss, depending upon the Beneficiary’s holding period for such Shares.

If the Beneficiary surrenders Shares in payment of the Exercise Price of a Warrant, the Beneficiary will not recognize gain or loss on the Beneficiary’s surrender of such Shares. However, the Beneficiary will recognize ordinary income on the Exercise of the Warrants as described above. The number of Shares the Beneficiary receives in such an exchange that is equal to the number of Shares the Beneficiary surrendered will have the same tax basis and capital gains holding period as the Shares surrendered. The balance of the Shares received will have a tax basis equal to the fair market value of the Shares on the date of Exercise, and the capital gains holding period for those Shares will begin on the date of Exercise.

If the Beneficiary chooses to Exercise his Warrant by means of a cashless exercise facility, the Beneficiary will receive cash in an amount equal the difference between the net proceeds of the sale of the underlying Share of the Exercised Warrant and the Exercise Price of the Exercised Warrant. This same amount will be taxable at ordinary income rates in the U.S.

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